UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
July 14, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 14, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Press Release

Fatality at Harmony’s Masimong mine
Johannesburg. Monday, 13 July 2009. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a fall of ground accident at its Masimong mine in the Free State on Saturday morning resulted in the death of a mineworker.
Management together with the Department of Mineral Resources will commence investigations today.
Harmony’s Chief Executive Officer, Graham Briggs says, “We express our sincere condolences to the family of the deceased. Masimong particularly, has placed great emphasis on safety and has been rolling out effective safety programmes. It remains unfortunate and tragic that the fatality still occurred.”
ends.
Issued by Harmony Gold Mining Company Limited
13 July 2009
For more details contact:
Marian van der Walt
Executive: Corporate and Investor Relations
on +27 (0)82 888 1242
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228